

Filed Pursuant to Rule 433
Registration No. 333-180289
February 24, 2015
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012
and Stock-Linked Underlying Supplement dated March 22, 2012)

Structured Investments

HSBC USA Inc.
$
Phoenix Quarterly Review Notes Linked to the Common Stock of MGM Resorts International due March 16, 2016 (the "Notes")

General

- Terms used in this free writing prospectus are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing March 16, 2016.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- Any payments on the Notes are subject to the Issuer's credit risk.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The common stock of the Reference Asset Issuer
Reference Asset Issuer:	MGM Resorts International ("MGM")
Principal Amount:	$1,000 per Note.
Trade Date:	February 27, 2015
Pricing Date:	February 27, 2015
Original Issue Date:	March 4, 2015
Ending Averaging Dates:	March 7, 2016, March 8, 2016, March 9, 2016, March 10, 2016 and March 11, 2016 (the Final Valuation Date), subject to adjustment as described in "Additional Note Terms—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement
Maturity Date:	3 business days after the Final Valuation Date, and expected to be March 16, 2016. The Maturity Date is subject to adjustment as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Automatic Call Feature:	The Notes will be automatically called if the Official Closing Price of the Reference Asset on any Observation Date is equal to or greater than the Initial Price. If the Notes are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the "Call Settlement Date") a cash payment per Note equal to your Principal Amount plus the Contingent Coupon otherwise due on such date pursuant to the Contingent Coupon feature. No further amounts will be owed to you under the Notes.
Observation Dates:	June 11, 2015, September 10, 2015, and December 10, 2015, subject to postponement as described under "Additional Note Terms—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Coupon Payment Dates:	With respect to each Observation Date, three business days following the applicable Observation Date. The final Contingent Coupon, if payable, will be paid on the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Contingent Coupon Rate:	14.21% per annum, payable in equal quarterly installments.
Contingent Coupon:	**If the Official Closing Price of the Reference Asset on any Observation Date or the Final Price is equal to or greater than the Coupon Barrier**, HSBC will pay you the applicable Contingent Coupon.
	If the Official Closing Price of the Reference Asset on any Observation Date or the Final Price is less than the Coupon Barrier, the Contingent Coupon applicable to such date will not be payable and HSBC will not make any payment to you on the relevant Coupon Payment Date.
	The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate. The table below sets forth each expected Observation Dates (or Ending Averaging Dates), Coupon Payment Dates and the hypothetical Contingent Coupons based on the Contingent Coupon Rate of 14.21% per annum, payable in equal quarterly installments.

Contingent Coupon

Expected Observation Dates/Ending Averaging Dates*	Expected Coupon Payment Dates	Expected Contingent Coupons
June 11, 2015	June 16, 2015	3.5525%
September 10, 2015	September 15, 2015	3.5525%
December 10, 2015	December 15, 2015	3.5525%
Ending Averaging Dates	March 16, 2016	3.5525%

*Each Observation Date and the Ending Averaging Dates are subject to postponement as described in the accompanying Stock-Linked Underlying Supplement.

Payment at Maturity:	**If the Notes are not called, you will receive a payment on the Maturity Date calculated as follows**:
	If the Final Price is equal to or greater than the Trigger Price (which is equal to the Coupon Barrier), HSBC will pay you a cash payment on the Maturity Date equal to $1,000 per $1,000 Principal Amount of Notes, plus the Contingent Coupon otherwise due on the Maturity Date.
	If the Final Price of the Reference Asset is less than the Trigger Price, HSBC will pay you a cash payment on the Maturity Date equal to:
	$1,000 × (1 + Reference Return).
	In this case, you will have a loss of principal that is proportionate to the decline in the Final Price from the Initial Price and you will lose some or all of your initial investment.
Reference Return:	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Trigger Price:	80.00% of the Initial Price.
Coupon Barrier:	80.00% of the Initial Price.
Initial Price:	The Official Closing Price of the Reference Asset as determined by the Calculation Agent on the Pricing Date.
Final Price:	The arithmetic average of the Official Closing Prices of the Reference Asset determined by the Calculation Agent on each of the Ending Averaging Dates.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP/ISIN:	40433BF86/US40433BF861
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 6 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 6 of this document for additional information.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agent with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
February [●], 2015

Additional Terms Specific to the Notes

This free writing prospectus relates to a single Note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 6 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

• The Stock-Linked Underlying Supplement at:

http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

• The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

• The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations, as well as an illustrative diagram and table reflecting hypothetical returns on the Notes. These charts should be reviewed together with other information contained in this free writing prospectus as well as in the accompanying prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return on the Notes. The "total return" as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment on the Notes upon a call or at maturity per $1,000 in Principal Amount to $1,000. The hypothetical total returns set forth below assume an Initial Price of $100.00 and the Contingent Coupon of $35.525 for each applicable Coupon Payment Date. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset:	The common stock of the Reference Asset Issuer
Currency:	USD
Barrier Zone:	Up to -20% Reference Return
Contingent Coupon Rate:	14.21%, payable in equal quarterly installments
Maximum Potential Gain:	14.21% per annum (the Contingent Coupon)
Maximum Potential Loss:	100%
Maturity:	Approximately 12 months
Settlement:	Cash

• **Appreciation Potential:**
 - If the Official Closing Price of the Reference Asset on an Observation Date, or the Final Price, is greater than or equal to the Initial Price, the Notes will be called and you will receive the Principal Amount plus the applicable Contingent Coupon. If the Official Closing Price of the Reference Asset, or the Final Price, is less than the Initial Price but greater than or equal to the Coupon Barrier on an Observation Date, the Notes will not be called and you will receive the Contingent Coupon.

• **No Guaranteed Return of Principal:**
 - If the Notes are not called and the Final Price is less than the Trigger Price (which is equal to the Coupon Barrier), you will lose 1% of the Principal Amount for every 1% decline in the Reference Asset. You may lose up to 100% of your investment.

Risk/Considerations

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

- Your investment in the Notes may result in a loss.
- Your return on the Notes is limited.
- You may not receive any Contingent Coupons.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- The estimated initial value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- Legal and regulatory risks.
- There is limited anti-dilution protection.
- No dividend payments or voting rights.
- The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than the Observation Dates and the Ending Averaging Dates.
- No interest payments.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- The historical performance of the Reference Asset should not be taken as an indication of its future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.
- The Reference Asset has limited trading history.

Hypothetical Return on Autocallable Notes

1st Observation Date — If Official Closing Price of the Reference Asset >= Initial Price, Notes are called and you receive a cash payment per Note equal to your Principal Amount plus the applicable Contingent Coupon

If Official Closing Price of the Reference Asset < Initial Price but >= Coupon Barrier, you receive the Contingent Coupon. If Official Closing Price of the Reference Asset < Coupon Barrier, no Contingent Coupon is payable.

Go to 2nd Observation Date

2nd Observation Date — If Official Closing Price of the Reference Asset >= Initial Price, Notes are called and you receive a cash payment per Note equal to your Principal Amount plus the applicable Contingent Coupon

If Official Closing Price of the Reference Asset < Initial Price but >= Coupon Barrier, you receive the Contingent Coupon. If Official Closing Price of the Reference Asset < Coupon Barrier, no Contingent Coupon is payable.

Go to 3rd Observation Date

3rd Observation Date — If Official Closing Price of the Reference Asset >= Initial Price, Notes are called and you receive a cash payment per Note equal to your Principal Amount plus the applicable Contingent Coupon

If Official Closing Price of the Reference Asset < Initial Price but >= Coupon Barrier, you receive the Contingent Coupon. If Official Closing Price of the Reference Asset < Coupon Barrier, no Contingent Coupon is payable.

Go to Ending Averaging Dates

Ending Averaging Dates — If Final Price >= Trigger Price (which is equal to the Coupon Barrier), you receive a cash payment per Note equal to your Principal Amount plus the applicable Contingent Coupon

Initial Price

Full protection at maturity up to "Barrier Zone"

-20%

Below "Barrier Zone", 1% loss per 1% decline of Reference Asset

Hypothetical Payment upon Automatic Call or at Maturity

	Observation Dates			Ending Averaging Dates	
Reference Asset Price	Official Closing Price Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)[(1)(2)]	Final Price	Reference Return	Payment at Maturity[(2)]
$180.00	80.00%	$1,035.525	$180.00	80.00%	$1,035.525
$150.00	50.00%	$1,035.525	$150.00	50.00%	$1,035.525
$125.00	25.00%	$1,035.525	$125.00	25.00%	$1,035.525
$110.00	10.00%	$1,035.525	$110.00	10.00%	$1,035.525
$100.00	**0.00%**	**$1,035.525**	**$100.00**	**0.00%**	**$1,035.525**
$90.00	-10.00%	$35.525	$90.00	-10.00%	$1,035.525
$85.00	-15.00%	$35.525	$85.00	-15.00%	$1,035.525
$80.00	**-20.00%**	**$35.525**	**$80.00**	**-20.00%**	**$1,035.525**
$70.00	-30.00%	$0.00	$70.00	-30.00%	$700.00
$50.00	-50.00%	$0.00	$50.00	-50.00%	$500.00
$25.00	-75.00%	$0.00	$25.00	-75.00%	$250.00
$0.00	-100.00%	$0.00	$0.00	-100.00%	$0.00

[(1)] The notes will be automatically called if the Official Closing Price of the Reference Asset on any Observation Date is greater than or equal to the Initial Price.
[(2)] You will receive a Contingent Coupon in connection with an Observation Date (or the Ending Averaging Dates) if the Official Closing Price of the Reference Asset on that Observation Date (or the Final Price) is greater than or equal to the Coupon Barrier.

Selected Purchase Considerations

- **CONTINGENT COUPON PAYMENT**— HSBC will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Observation Date or the Final Price is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid on such Coupon Payment Date. The expected Coupon Payment Dates are June 16, 2015, September 15, 2015, December 10, 2015 and March 16, 2016 (which is also the expected Maturity Date). For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement. The Contingent Coupon Rate is 14.21% per annum, payable in equal quarterly installments. The actual Contingent Coupon Rate will be determined on the Trade Date.

- **AUTOMATIC CALL FEATURE** — The Notes will be automatically called if the Official Closing Price on any Observation Date is at or above the Initial Price. If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the Contingent Coupon.

- **TAX TREATMENT** — You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as contingent income-bearing pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as income-bearing pre-paid executory contracts.

  Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement.

  In addition, if you are a non-U.S. holder (as defined in the accompanying prospectus supplement), because the U.S. federal income tax treatment of the Contingent Coupons (including the applicability of withholding) is unclear, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their

earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

We will not attempt to ascertain whether the Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset Issuer and consult your tax advisor regarding the possible consequences to you if the Reference Asset Issuer is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in shares of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes is linked to the performance of the Reference Asset, and will depend on whether the Official Closing Price of the Reference Asset on the Observation Dates or the Final Price, as applicable, is at or above the Coupon Barrier or Trigger Price. If the Notes are not called, HSBC will only pay you the Principal Amount of your Securities (plus the final Contingent Coupon) if the Final Price is greater than or equal to the Trigger Price and will only make such payment at maturity. If the Notes are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE OBSERVATION DATES AND THE ENDING AVERAGING DATES** — The Final Price will be based on the Official Closing Price of the Reference Asset on each of the Ending Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Ending Averaging Dates but then drops on one or more of the Ending Averaging Dates to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on each of the Ending Averaging Dates. Similarly, whether your Notes are subject to an automatic call will depend on the Official Closing Price on the Observation Dates. If the Official Closing Price is less than the Trigger Price on any Observation Date, your notes will not be called, even if the Official Closing Price is higher than the Trigger Price at other times during the term of the Notes. As a result, it is possible that your Payment at Maturity may be less than 100% of the principal amount if the Final Price is less than the Trigger Price.

- **YOU MAY NOT RECEIVE ANY CONTINGENT COUPONS** — HSBC will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Asset on an Observation Date or the Final Price is less than the Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to such Observation Date or the Ending Averaging Dates, as applicable. If the Official Closing Price of the Reference Asset on each of the Observation Dates (and the Final Price) is less than the Coupon Barrier, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

- **REINVESTMENT RISK** — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the maturity date.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE CONTINGENT COUPONS, IF ANY, REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE ASSET** — If the Notes are not automatically called, for each $1,000 principal amount Note, you will receive $1,000 at maturity plus the Contingent Coupon if the Final Price of the Reference Asset is equal to or greater than the Trigger Price (and Coupon Barrier), regardless of any appreciation in the value of the Reference Asset, which may be significant.

Additionally, if the Notes are automatically called, you will not receive any Contingent Coupon payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately three months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section "Additional Note Terms—Antidilution

and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset would have. In addition, the Reference Asset Issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUER**— We are not affiliated with the Reference Asset Issuer. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information about the Reference Asset contained in this free writing prospectus. You should make your own investigation into the Reference Asset and the Reference Asset Issuer. We are not responsible for the Reference Asset Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE COMMON STOCK OF A COMPANY OTHER THAN THE REFERENCE ASSET**— Following certain corporate events relating to the Reference Asset Issuer where such issuer is not the surviving entity, your Payment at Maturity may be based on the common stock of a successor to the respective Reference Asset Issuer or any cash or any other assets distributed to holders of the Reference Asset in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the "Additional Note Terms—Antidilution and Reorganization" in the accompanying Stock-Linked Underlying Supplement.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Ending Averaging Dates and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility of the Reference Asset;

- the time to maturity of the Notes;

- the dividend rate on the Reference Asset;

- interest and yield rates in the market generally;

- a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the securities markets generally; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price or the Official Closing Price of the Reference Asset on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Price, Coupon Barrier and Trigger Price for the Notes will be determined on the Pricing Date):

Hypothetical Initial Price:	$100.00
Contingent Coupon Rate:	14.21%, payable in equal quarterly installments.
Contingent Coupon:	$35.525 for each applicable Coupon Payment Date
Observation Dates:	Quarterly
Hypothetical Coupon Barrier:	$80.00 (which is equal to 80% of the Hypothetical Initial Price)
Hypothetical Trigger Price:	$80.00 (which is equal to 80% of the Hypothetical Initial Price)

Example 1 — The Notes are called on the first Observation Date

Date	Official Closing Price	Payment (per Security)
First Observation Date	$130.00 (at or above Initial Price)	$1,035.525 (Payment at Redemption)
	Total Payment: $1,035.525 (3.5525% return)	

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Settlement Date a total of $1,035.525 per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $35.525. The total return on the Notes would be 3.5525%. No further amount will be owed to you under the Notes.

Example 2 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Reference Asset is greater than or equal to the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$35.525 (Contingent Coupon)
Second Observation Date	$87.00 (at or above Coupon Barrier; below Initial Price)	$35.525 (Contingent Coupon)
Third Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$35.525 (Contingent Coupon)
Ending Averaging Dates	$140.00 (at or above Trigger Price and Coupon Barrier; below Initial Price)	$1,035.525 (Payment at Maturity)
	Total Payment: $1,142.10 (14.21% return)	

Since the Notes are not called and the Final Price of the Reference Asset is above the Trigger Price, HSBC will pay you a total of $1,035.525 at maturity per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $35.525. When added to the Contingent Coupon payments of $35.525 received in respect of each of the three Observation Dates, HSBC will have paid you a total of $1,142.10 per $1,000 Note. The total return on the Notes would be 14.21%.

Example 3 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Reference Asset is below the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$35.525 (Contingent Coupon)
Second Observation Date	$87.00 (at or above Coupon Barrier; below Initial Price)	$35.525(Contingent Coupon)
Third Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$35.525 (Contingent Coupon)
Ending Averaging Dates	$70.00 (below Trigger Price and Coupon Barrier)	$1,000 × (1 + Reference Return) = $1,000 × (1 + -30.00%) = $1,000 - $300.00 = $700.00 (Payment at Maturity)
	Total Payment $806.575 (-19.3425% return)	

Since the Notes are not called and the Final Price of the Reference Asset is below the Trigger Price, HSBC will pay you a total of $700.00 at maturity per $1,000 Note. When added to the Contingent Coupon payments of $35.525 received in respect of each of the three Observation Dates, HSBC will have paid you $806.575 per $1,000 Note. The total loss on the Notes would be 19.3425%.

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the Reference Asset. All disclosures contained in this free writing prospectus regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the adequacy or accuracy of information about the Reference Asset contained in this free writing prospectus. You should make your own investigation into the Reference Asset.

Description of MGM Resorts International

MGM Resorts International operates gaming, hospitality and entertainment resorts. The company owns properties in Nevada, Mississippi and Michigan in the United States, and owns interests in properties in Nevada and Illinois in the United States, and Macau. MGM Resorts also offers hospitality management services for casino and non-casino properties around the world. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number, 001-10362, or its CIK Code, 0000789570. The common stock of MGM Resorts International is listed on the New York Stock Exchange under the ticker symbol "MGM".

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through February 20, 2015. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	84.92	57.26	58.77
June 30, 2008	62.90	33.00	33.89
September 30, 2008	38.49	21.65	28.50
December 31, 2008	27.70	8.00	13.76
March 31, 2009	16.89	1.81	2.33
June 30, 2009	13.78	2.34	6.39
September 30, 2009	14.25	5.34	12.04
December 31, 2009	12.72	8.54	9.12
March 31, 2010	12.86	9.32	12.00
June 30, 2010	16.66	9.60	9.64
September 30, 2010	11.55	8.92	11.28
December 31, 2010	15.09	10.70	14.85
March 31, 2011	16.94	12.15	13.15
June 30, 2011	15.80	11.79	13.21
September 30, 2011	16.00	9.02	9.29
December 31, 2011	12.41	7.40	10.43
March 31, 2012	14.94	10.60	13.62
June 30, 2012	14.11	10.16	11.16
September 30, 2012	11.78	8.84	10.75
December 31, 2012	11.89	9.15	11.64
March 31, 2013	13.58	11.94	13.15
June 30, 2013	15.95	11.72	14.78
September 30, 2013	20.62	14.65	20.44
December 31, 2013	23.65	18.40	23.52
March 31, 2014	28.74	23.05	25.86
June 30, 2014	27.07	22.53	26.40
September 30, 2014	27.63	21.68	22.78
December 31, 2014	23.70	17.26	21.38
February 20, 2015*	22.68	18.83	22.63

* This free writing prospectus includes information for the first calendar quarter of 2015 for the period from January 1, 2015 through February 20, 2015. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2015.

The graph below illustrates the performance of MGM Resorts International common stock from January 1, 2008 through February 20, 2015, based on closing price information from the Bloomberg Professional® service. The Official Closing Price of the Reference Asset on February 20, 2015 was $22.63. **Past performance of the Reference Asset is not indicative of its future performance.**

Historical Performance of MGM Resorts International



Source: Bloomberg Professional® service

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the five trading days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.